UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-40405

JIUZI HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Private Placement

On February 12, 2026, Jiuzi Holdings Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain U.S.- and/or non-U.S. investors (collectively, the “Purchasers”) pursuant to which the Company agreed to sell to the Purchasers an aggregate of 40,000,000 ordinary shares, par value US$0.078 per share (the “Ordinary Shares”), of the Company at a price of $1.5 per share to purchase an aggregate of 40,000,000 Ordinary Shares, for the aggregate purchase price of $60,000,000, which purchase price could be paid by the Purchasers in fiat money or in cryptocurrencies.

The Company and the Purchasers each made customary representations, warranties, and covenants in the Purchase Agreement. The transaction contemplated in the Purchase Agreement is expected to close in the first quarter of 2026.

A copy of the Form of the Purchase Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The foregoing summary of the terms of the Purchase Agreement is subject to, and qualified in its entirety by, such document.

Financial Statements and Exhibits.

Exhibits.

Exhibit No.	Description
99.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jiuzi Holdings Inc.

Date: February 12, 2026	By:	/s/ Tao Li
Tao Li
Chief Executive Officer

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